UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2003

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

                                                                                                      Release 15-2003

November 21, 2003

Trading Symbol:  WTC:TSX

WTZ:AMEX

         NEWS RELEASE

WESTERN SILVER TO RAISE $10 MILLION IN PRIVATE PLACEMENT

This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States.

VANCOUVER, B.C. – Western Silver Corporation today announced that it has entered into an agreement under which Kingsdale Capital Markets Inc., Kingsdale Capital Partners Inc., and Orion Securities Inc. will act as lead agents for a $10,300,000 private placement financing consisting of up to 2,000,000 common shares at $5.15 each.  The agents are entitled to an underwriter’s option, exercisable up to 24 hours prior to the closing date, to purchase up to an additional 10% (200,000 common shares) of the aggregate number of shares sold pursuant to the offering at the offering price.

The proceeds of the financing will be used to conduct further exploration and development of a number of zones within the Peñasquito district.  Western Silver is currently conducting infill drilling of the Chile Colorado zone, and intends to conduct further drilling at the recent Peñasco and La Palma discoveries.

The financing is scheduled to close on or about December 15, 2003 and is subject to Toronto Stock Exchange approval.

The securities being offered have not, nor will be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United Sates or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements.  This release does not constitute an offer for sale of securities in the United States.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES

Western Silver Corporation is a Canadian-based mineral exploration company focused on exploring for silver and developing properties in Mexico and Canada. The company’s 100%-owned Peñasquito project has been independently confirmed as one of the largest silver resources in the world and one of the few bulk silver deposits that can be economically exploited at current silver, gold, zinc and lead prices. Western Silver also has an interest in the San Nicolas Zinc-Copper project together with Teck Cominco and owns the Carmacks Copper Project in the Yukon. Its shares trade on the Toronto (TSX:WTC) and American (AMEX:WTZ) stock exchanges.

On behalf of the board,

“Dale Corman”

F. Dale Corman

Chairman and C.E.O.

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.  Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995.  Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.  Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission